Exhibit 99.2

Ctrip.com International, Ltd. Prices Offering of Convertible Senior Notes

SHANGHAI, September 7, 2016 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced the pricing of US$900 million in aggregate principal amount of convertible senior notes due 2022 (the “Notes”). The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The Company has granted the initial purchasers a 30-day option to purchase up to an additional US$75 million principal amount of the Notes solely to cover over-allotments, if any. The Notes will be convertible into Ctrip’s American depositary shares (“ADSs”), each representing as of the date of this press release 0.125 of an ordinary share of Ctrip, at the option of the holders, based on an initial conversion rate of 15.2688 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$65.49 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on September 6, 2016, which was US$45.96 per ADS).

The Company also priced the concurrent offering of 28,500,000 ADSs (the “ADS Offering”) at US$45.96 per ADS. Ctrip has granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional 4,275,000 ADSs in connection with the ADS Offering to cover over-allotments, if any. The closing of the Notes Offering is not contingent upon the closing of the ADS Offering, and the closing of the ADS Offering is not contingent upon the closing of the Notes Offering.

The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events. Holders of the Notes may convert their Notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the business day immediately preceding the maturity date. Ctrip will not have the right to redeem the Notes prior to maturity except in the event of certain tax law changes. Holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes on September 15, 2019, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Notes will bear interest at a rate of 1.25% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2017. The Notes will mature on September 15, 2022, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

Concurrently with, and subject to, the completion of the Notes Offering, the Company will close a private placement of US$25 million aggregate principal amount of convertible notes due 2022 with a subsidiary of The Priceline Group Inc. (“Priceline”), Ctrip’s existing shareholder. The Company’s concurrent issuance and sale of convertible notes to Priceline is being made in a private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission (the “SEC”) under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Concurrently with, and subject to, the completion of the ADS Offering, the Company will close private placements of Ctrip’s ordinary shares with the respective subsidiaries of Baidu, Inc. (“Baidu”) and Priceline, Ctrip’s existing shareholders, at an aggregate investment amount of US$100 million and US$25 million, respectively. The Company’s concurrent issuance and sale of ordinary shares to Baidu and Priceline is being made in a private placement pursuant to an exemption from registration with the SEC under Regulation S and Section 4(a)(2) of the Securities Act, respectively.

The Company plans to use the net proceeds from the Notes Offering and the concurrent private placement of convertible notes to Priceline for organic growth of Ctrip’s business, acquisitions of and investments in complementary businesses and assets, and other general corporate purposes.

The Company expects to close the Notes Offering and the concurrent private placement of convertible notes to Priceline on or about September 12, 2016, subject to the satisfaction of customary closing conditions.

The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby, have not been registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes and ADSs, and there can be no assurance that the offerings will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the SEC, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com